UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 000-53117

First Mining Finance Corp.
(Translation of registrant's name into English)

Suite 1805, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General Meeting of Shareholders

99.2	Notice of Annual General Meeting and Information Circular

99.3	Form of Proxy

99.4	Request for Printed Copies of Annual and Interim Financial Statements and MD&A

99.5	Notice and Access Notification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING FINANCE CORP.
(Registrant)

Date: May 6, 2016	By:	/s/ Connie Lillico

Connie Lillico
	Title:	Corporate Secretary